UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

Genasys Inc.
(Name of Issuer)

Common Stock, $0.00001 par value per share
(Title of Class of Securities)

36872P103
(CUSIP Number)

May 13, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36872P103
1	NAMES OF REPORTING PERSONS
Whitebox Advisors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,068,182 (see item 4)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,068,182 (see item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,068,182 (see item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.4% (see item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. 36872P103
1	NAMES OF REPORTING PERSONS
Whitebox General Partner LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,068,182 (see item 4)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,068,182 (see item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,068,182 (see item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.4% (see item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 36872P103
Item 1.	(a).	Name of Issuer:
Genasys Inc. (the “Issuer”)
	(b).	Address of the Issuer’s principal executive offices:
16262 West Bernardo Drive, San Diego, CA 92127

Item 2.	(a).	Name of person filing:
This statement is filed by:
(i)	Whitebox Advisors LLC, a Delaware limited liability company (“WA”); and
(ii)	Whitebox General Partner LLC, a Delaware limited liability company (“WGP”).
(b).	Address or principal business office or, if none, residence:
The address of the business office of WA and WGP is: 3033 Excelsior Boulevard Suite 500 Minneapolis, MN 55416
(c).	Citizenship:
WA and WGP are organized under the laws of the State of Delaware.
(d).	Title of class of securities:
Common Stock, $0.00001 par value per share (“Common Stock”)
(e).	CUSIP No.:
36872P103

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813).
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 36872P103
Item 4.	Ownership.
	(a)	Amount beneficially owned:

Each of WA and WGP is deemed to be the beneficial owner of 3,068,182 shares of Common Stock, as a result of WA’s clients’ ownership of warrants to purchase 3,068,182 shares of Common Stock at an exercise price of $2.53 per share (“Warrants”), which are subject to the Blocker (as defined herein). The Warrants are subject to a blocker which prevents the holder from exercising the Warrants to the extent that, upon such exercise, the holder would beneficially own in excess of 9.99% of the Common Stock outstanding as a result of the exercise (the “Blocker”).

	(b)	Percent of class:

Each of WA and WGP is deemed to beneficially own approximately 6.4% of the shares of Common Stock outstanding.

Percent of class is calculated based on 44,594,562 shares of Common Stock outstanding as of May 10, 2024, as reported in the Issuer's quarterly report on Form 10-Q filed on May 13, 2024, plus the 3,068,182 shares of Common Stock that WA and WGP have the right to acquire upon exercise of Warrants, subject to the Blocker, which amount has been added to the shares of Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act..

	(c)	Number of shares as to which the person has: WA and WGP:
(i)	Sole power to vote or to direct the vote	0
(ii)	Shared power to vote or to direct the vote	3,068,182
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	3,068,182

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

WA’s clients are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 36872P103
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 25, 2024
(Date)

WHITEBOX ADVISORS LLC

/s/ Gina Scianni
(Signature)
Gina Scianni Associate General Counsel & Deputy Chief Compliance Officer
(Name/Title)

October 25, 2024
(Date)

WHITEBOX GENERAL PARTNER LLC

/s/ Gina Scianni
(Signature)
Gina Scianni Authorized Signatory
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 36872P103
Exhibit A

AGREEMENT

Each of the undersigned hereby consents and agrees to this joint filing to Schedule 13G for Common Stock of Genasys Inc.

October 25, 2024
(Date)

WHITEBOX ADVISORS LLC

/s/ Gina Scianni
(Signature)
Gina Scianni Associate General Counsel & Deputy Chief Compliance Officer
(Name/Title)

October 25, 2024
(Date)

WHITEBOX GENERAL PARTNER LLC

/s/ Gina Scianni
(Signature)
Gina Scianni Authorized Signatory
(Name/Title)